SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF
A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF
A TRUSTEE PURSUANT TO SECTION 305(b)(2) X

J. P. MORGAN TRUST COMPANY, NATIONAL ASSOCIATION
(Exact name of trustee as specified in its charter)

95-4655078
(State of incorporation	(I.R.S. employer
if not a national bank)	identification No.)

1999 Avenue of the Stars — Floor 26 Los Angeles, CA (Address of principal executive offices)	90067 (Zip Code)
Christopher C. Holly, Esq.
Vice President and Assistant General Counsel
227 West Monroe Street, Suite 2600
Chicago, Illinois 60606
Tel: (312) 267-5063
(Name, address and telephone number of agent for service)

PROGRESS ENERGY, INC.
(Exact name of obligor as specified in its charter)

North Carolina	56-2155481
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification No.)

410 South Wilmington Raleigh, North Carolina (Address of principal executive offices)	27601-1748 (Zip Code)
Debt Securities
(Title of the indenture securities)

Item 1. General Information.
Item 2. Affiliations with Obligor.
Item 16. List of Exhibits.
SIGNATURE

Item 1.	General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency, Washington, D.C. Board of Governors of the Federal Reserve System, Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with Obligor.

If the Obligor is an affiliate of the trustee, describe each such affiliation.

None.

Pursuant to General Instruction B of the Form T-1, no responses are included for Items 3-15 of this Form T-1 because the Obligor is not in default as provided under Item 13.

Item 16.	List of Exhibits.

List below all exhibits filed as part of this statement of eligibility.

Exhibit 1.	Articles of Association of the Trustee as Now in Effect*

Exhibit 2.	Certificate of Authority of the Trustee to Commence Business*

Exhibit 3.	Authorization of the Trustee to Exercise Corporate Trust Powers*

Exhibit 4.	Existing By-Laws of the Trustee*

Exhibit 5.	Not Applicable

Exhibit 6.	The consent of the Trustee required by Section 321(b) of the Act

Exhibit 7.	A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority

Exhibit 8.	Not Applicable

Exhibit 9.	Not Applicable
* Exhibits 1, 2, 3, and 4 are herein incorporated by reference to Exhibits bearing identical numbers in Item 16 of the Statement of Eligibility on Form T-1 of J.P. Morgan Trust Company, National Association, filed on Form 305(b)(2), filed with the Securities and Exchange Commission on December 8, 2005 (Registration No. 333-103974; filed in connection with the Indenture (for Debt Securities) of Florida Power Corporation d/b/a Progress Energy Florida, Inc.).

SIGNATURE
          Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, J. P. Morgan Trust Company, National Association, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, and State of Illinois, on the 10th day of January, 2006.

J. P. Morgan Trust Company, National Association

By	/s/ Janice Ott Rotunno

Janice Ott Rotunno Vice President

EXHIBIT 6
The consent of the Trustee required by Section 321 (b) of the Act
January 10, 2006
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
In connection with the qualification of an indenture between Progress Energy, Inc., and J.P. Morgan Trust Company, National Association, as successor Trustee, the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that the reports of examinations of the undersigned, made by Federal or State authorities authorized to make such examinations, may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Very truly yours, J. P. Morgan Trust Company, National Association
By:	/s/ Janice Ott Rotunno
Name:	Janice Ott Rotunno
Title:	Vice President

EXHIBIT 7
A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority

30-Sep-05
($000)

Assets
Cash and Due From Banks	44,924
Securities	214,539
Loans and Leases	115,633
Premises and Fixed Assets	7,396
Intangible Assets	356,469
Goodwill	202,094
Other Assets	43,434

Total Assets	984,489

Liabilities
Deposits	119,305
Other Liabilities	47,817

Total Liabilities	167,122

Equity Capital
Common Stock	600
Surplus	701,587
Retained Earnings	72,537

Total Equity Capital	817,367

Total Liabilities and Equity Capital	984,489

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